June 22, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention:  Michael E. McTiernan, Esq. Special Counsel

                  Re: China Medicine Corporation Preliminary Information Statement of Schedule 14D Registration No. 0-51379 Filed on May 17, 2006

Ladies and Gentlemen:

      China Medicine Corporation is filing amendment No. 1 to its Preliminary Information Statement in response to the questions raised by the Commission in its letter of comments dated June 16, 2006. Set forth below is the Company's response to Commission's comments.

1. In your Information Statement, you note that you will solicit the consent of the holders of your common stock on or after July 7, 2006 with respect to the proposals listed in your Information Statement. Please advise us how obtaining the written consents in order to proceed to take action by written consent without a meeting of shareholders is consistent with
      Section 228 of the Delaware General Corporation Law.

      The Company has obtained the consent of the holders of more than a majority of the outstanding shares of common stock, such action to become effective 20 days after the Information Statement is mailed to stockholders.

      Notwithstanding the comments of the staff, we hereby acknowledge:

      o The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

      o The registrant acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing;

      o The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           s/ Senshan Yang
                                           Senshan Yang
                                           Chief Executive Officer